VOYA INCOME ANNUITY

A FIXED/VARIABLE SINGLE PREMIUM IMMEDIATE ANNUITY CONTRACT
issued by
Voya Retirement Insurance and Annuity Company
and its
Variable Annuity Account B

Supplement Dated October 15, 2019, to the Contract Prospectus Dated April 29, 2011

This supplement updates and amends certain information contained in your variable annuity contract prospectus. Please read it carefully and keep it with your contract prospectus for future reference. Capitalized terms not defined in this supplement shall have the meaning given to them in your contract prospectus.

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NOTICE OF AND INFORMATION ABOUT AN UPCOMING FUND SUBSTITUTION

> *The following information only affects you if you currently invest in or plan to invest in the subaccount that corresponds to the VY® T. Rowe Price Growth Equity Portfolio.*

On August 9, 2019, the U.S. Securities and Exchange Commission issued an order to permit the Voya Retirement Insurance and Annuity Company (the "Company") and its Variable Annuity Account B (the "Separate Account") to replace, effective on or about the close of business on December 13, 2019 (the "Substitution Date"), a certain fund in which the subaccount of the Separate Account invests (the "Existing Fund") with a certain other fund (the "Replacement Fund") as follows (the "Substitution"):

Existing Fund	Replacement Fund
VY® T. Rowe Price Growth Equity Portfolio (Class I)	Voya Russell™ Large Cap Growth Index Portfolio (Class I)

- Prior to the Substitution Date and for thirty days thereafter, you may transfer amounts allocated to a subaccount that invests in an Existing Fund to any other available subaccount or to any available fixed account free of charge, and any such transfer will not count as a transfer when imposing any applicable restrictions or limits on transfers (other than restrictions related to frequent or disruptive transfers).
- On the Substitution Date, your investment in the subaccount that invests in the Existing Fund will automatically become an investment in the subaccount that invests in the corresponding Replacement Fund with an equal total net asset value.
- Unless you provide us with alternative allocation instructions, after the Substitution Date all allocations directed to a subaccount that invests in an Existing Fund will be automatically allocated to the subaccount that invests in the corresponding Replacement Fund. You may give us alternative allocation instructions at any time by contacting Customer Service at P.O. Box 9271, Des Moines, Iowa 50306-9271 (800) 366-0066. **See the "INVESTMENT OPTIONS" section beginning on page 13 of your contract prospectus for information about making allocation changes.**
- You will not incur any fees or charges or any tax liability because of the Substitutions, and your Contract value immediately before the Substitutions will equal your Contract value immediately after the Substitutions.
- The overall expenses of the Replacement Fund is less than the overall expenses of the corresponding Existing Fund. The fees and expenses of the Replacement Fund are more fully described in the Replacement Fund's summary prospectus.
- The investment objective and policies of the Replacement Fund is comparable to the investment objective and policies of the corresponding Existing Fund. The investment objective of the Replacement Fund, along with information about the Replacement Fund's investment adviser/subadviser, is more fully described in the Replacement Fund's summary prospectus.

- A summary prospectus for the Replacement Fund accompanies this supplement. Read the summary prospectus carefully before deciding what to do with amounts allocated to a subaccount that invests in an Existing Fund and the corresponding Replacement Fund. If you have not received a summary prospectus, or if you need another copy, please contact Customer Service at (800) 366-0066.
- After the Substitution Date, the subaccounts investing in the Existing Fund will no longer be available through the Contract and there will be no further disclosure regarding it in any future supplements to the contract prospectus.

MORE INFORMATION IS AVAILABLE

More information about the funds available through your Contract, including information about the risks associated with investing in them, can be found in the current prospectus and Statement of Additional Information for each fund. You may obtain these documents by contacting:


Customer Service
P.O. Box 9271
Des Moines, Iowa 50306-9271
(800) 366-0066


If you received a summary prospectus for any of the funds available through your Contract, you may obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the contact information shown on the front of the fund's summary prospectus.